SIGMA LITHIUM CO-CHAIRPERSON AND CEO TO PRESENT
AT 2026 BMO GLOBAL METALS & MINING CONFERENCE; PROVIDES PRODUCTION GUIDANCE

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HIGHLIGHTS

•	Sigma Lithium’s Co-Chairperson and CEO, Ana Cabral, to present at the 2026 BMO Global Metals, Mining & Critical Minerals Conference, followed by a fireside chat with leading lithium research analyst Joel Jackson.

•	Company provides updated production guidance reflecting continued operational optimization and mining scale-up activities.
•	Success achieved with commercial initiatives led to resumption of planning for Phase 2 civil construction and equipment ordering during 2026.

•	Production guidance as follows:
o	12 months annualized forward production: 240,000 tonnes
o	24 months annualized forward production: 520,000 tonnes

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São Paulo, February 23, 2026 – Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”), a leading global lithium producer dedicated to powering the next generation of electric batteries with socially and environmentally sustainable lithium concentrate, announces that the Company’s Co-Chairperson and CEO, Ana Cabral, is scheduled to present at the 2026 BMO Global Metals, Mining & Critical Minerals Conference on Tuesday, February 24, 2026, at 9:30 am ET.

The Co-Chairperson and CEO and the Company’s VP of Global Investor Relations will join the conference from February 23 to 24. Sigma Lithium would like to invite investors to please kindly contact your BMO representative to participate in one-on-one meetings with management and join the presentation in person or remotely.

The presentation will include an operational update, and the Company’s run-rate 12-month lithium oxide concentrate production guidance, as follows:

Table 1

Guidance for Production Volumes and Costs per Tonne (US$/t)	Estimated 12 Month Period (Phase 1 Only)		Estimated FY2027E (Phases 1 & 2)
Production Volumes	220,000	270,000	520,000
CIF China Cash Cost	(440)	(440)	(440)
Maintenance Capex + Other Expenses	(12)	(12)	(12)
ESG, G&A Expenses	(80)	(80)	(32)
Interest Expenses	(67)	(67)	(27)
All-In Sustaining Cost	(599)	(599)	(511)

Cash Flow Forecasts at Various Realized Lithium Prices (US$ M)*
Cash Flow @ US$1,000/t	$78	$96	$225
Cash Flow @ US$1,400/t	$156	$191	$408
Cash Flow @ US$1,800/t	$233	$286	$592
*Prices used to calculate cash flow are grade adjusted.

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Sigma Lithium continues to focus on operational excellence, disciplined cost management and scalable growth, supported by its sustainability-driven operating model in Brazil.

QUALIFIED PERSONS

The qualified person (QP) for the technical information contained herein is Mr. Alexandre Rodrigues Cabral, P. Eng., member of the Ordre des Ingenieurs du Quebec (OIQ, membership number 105796), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Cabral is not considered an independent QP under NI 43-101 as he is a Sigma Lithium Director and Chair of the Company’s Technical Committee.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”), is a leading global lithium producer dedicated to powering the next generation of electric batteries with socially and environmentally sustainable lithium oxide concentrate.

The Company operates one of the world’s largest lithium production sites at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Greentech Industrial Plant combines dry stacking, the reuse of 100% of water, zero use of toxic chemicals and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Greentech Industrial Plant. The Company has initiated the construction of a second plant to increase its production capacity to 520,000 tonnes. For more information about Sigma Lithium, visit our website

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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